Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 Months Ended Sept. 30, 2004	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 618	$ 919	$ 1,198	$ 733	$ 837	$ 743
Fixed charges included in the determination of net income	307	311	304	310	303	297
Total earnings, as defined	$ 925	$ 1,230	$ 1,502	$ 1,043	$ 1,140	$ 1,040

Fixed charges, as defined:
Interest charges	$ 309	$ 320	$ 311	$ 320	$ 297	$ 290
Rental interest factor	9	10	10	10	6	7
Total fixed charges, as defined	$ 318	$ 330	$ 321	$ 330	$ 303	$ 297

Ratio of Earnings to Fixed Charges	2.91	3.73	4.68	3.16	3.76	3.50